Number: C1254996

CERTIFICATE
OF
CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that INTEGRA RESOURCES CORP., which was duly registered as an extraprovincial company under the laws of British Columbia with certificate number A0103520, has continued into British Columbia from the Jurisdiction of ONTARIO, under the Business Corporations Act, with the name INTEGRA RESOURCES CORP. on June 29, 2020 at 08:43 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On June 29, 2020

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE